5 March 2007

Corus Group plc


DISCLOSURE OF INTEREST IN SHARES

Corus Group plc (the "Company") received notification on 2 March 2007 from UBS Investment Bank stating that on 1 March 2007 UBS AG London Branch, had an interest in 93,453,529 ordinary shares representing 9.88% of the Company's issued share capital.

END